Exhibit 99.18

NOTICE TO U.S. HOLDERS OF GUOTAI JUNAN SHARES AND HAITONG SHARES IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the following announcements and you are therefore advised to read the following disclaimer carefully before accessing, reading or making any other use of the following announcements. In, and as a result of, accessing this document you agree, and you are deemed to agree, to be bound by the following terms and conditions.

The Proposed Merger will involve the exchange of securities of two joint stock companies incorporated in the PRC with limited liability and is subject to Hong Kong disclosure requirements, which are different from those of the United States. U.S. holders of Guotai Junan Shares or Haitong Shares may encounter difficulty enforcing their rights and any claims arising under the U.S. federal securities laws, as each of Guotai Junan Securities and Haitong Securities is located in a country outside the United States and some or all of their respective officers and directors may be residents of a country other than the United States. U.S. holders of Guotai Junan Shares or Haitong Shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, U.S. holders of Guotai Junan Shares or Haitong Shares may encounter difficulty compelling a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act, or pursuant to an exemption from such registration. The shares to be issued under the Proposed Placement will not be registered under the U.S. Securities Act or under the securities laws of any jurisdiction of the U.S. and will be issued in a transaction exempt from registration under the U.S. Securities Act. The Guotai Junan Shares to be issued pursuant to the Proposed Merger are not, and will not be, registered under the U.S. Securities Act or under the securities laws of any jurisdiction of the U.S. and will be issued to U.S. holders of Haitong Shares in reliance on the exemption from registration provided by Rule 802 under the U.S. Securities Act and in reliance on available exemptions from any state law registration requirements and/or any applicable securities laws. The Guotai Junan Shares to be issued pursuant to the Proposed Merger will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion as the Haitong Shares for which they were exchanged in the Proposed Merger.

Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of the Guotai Junan Shares to be issued in connection with the Proposed Merger, or determined if the following announcements are accurate or complete. Any representation to the contrary is a criminal offence. In accordance with the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder with respect to the Guotai Junan Shares to be issued in connection with the Proposed Merger, Guotai Junan Securities will submit to the US Securities and Exchange Commission any informational document it publishes or otherwise disseminates to holders of Haitong Shares related to the Proposed Merger.

The receipt of Guotai Junan Shares or cash proceeds from the exercise of the put options pursuant to the Proposed Merger by a U.S. holder of Guotai Junan Shares or Haitong Shares (as applicable) may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other tax laws. Each holder of Guotai Junan Shares and Haitong Shares is urged to consult an independent professional adviser immediately regarding applicable tax consequences of the Proposed Merger.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Guotai Junan Securities, nor is it any solicitation of any vote or approval in any jurisdiction.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Guotai Junan Securities Co., Ltd.

國泰君安証券股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 02611)

ANNOUNCEMENT

COMPLETION OF THE A SHARE SHARE EXCHANGE AND THE PROPOSED PLACEMENT

Reference is made to (i) the announcement jointly issued by Guotai Junan Securities Co., Ltd. (“Guotai Junan Securities”) and Haitong Securities Co., Ltd. (“Haitong Securities”) dated 21 January 2025 in relation to the indicative timeline for the exercise of the Guotai Junan Put Option and the Haitong Put Option and the indicative timeline for implementation of the Share Exchange (the “Joint Announcement”); (ii) the announcement jointly issued by Guotai Junan Securities and Haitong Securities dated 5 February 2025 in relation to the reminder on the exercise of Guotai Junan Put Option for Guotai Junan H Shares and Haitong Put Option for Haitong H Shares; (iii) the announcement jointly issued by Guotai Junan Securities and Haitong Securities dated 7 February 2025 in relation to the results of the exercise of Guotai Junan Put Option for Guotai Junan H Shares and Haitong Put Option for Haitong H Shares and further information about implementation of the Share Exchange; (iv) the announcement jointly issued by Guotai Junan Securities and Haitong Securities dated 25 February 2025 in relation to the withdrawal of listing of Haitong H Shares and Haitong A Shares; (v) the announcement jointly issued by Guotai Junan Securities and Haitong Securities dated 28 February 2025 in relation to the Share Exchange and revised indicative timeline; (vi) the reminder announcement issued by Guotai Junan Securities dated 7 March 2025 in relation to the implementation of the Share Exchange; (vii) the announcements jointly issued by Guotai Junan Securities and Haitong Securities dated 20 November 2024, 13 December 2024, 22 December 2024, 23 December 2024, 9 January 2025 and 20 January 2025 in relation to the update on progress relating to, among other matters, the Proposed Merger and the Proposed Placement; and (viii) the circular (the “Joint Circular”) jointly issued by Guotai Junan Securities and Haitong Securities dated 22 November 2024. Unless otherwise defined, capitalised terms used herein shall have the same meanings as those defined in the Joint Circular.

Unless otherwise expressly stated, references to the times and dates in this announcement are to Hong Kong times and dates.

COMPLETION OF THE A SHARE SHARE EXCHANGE AND THE PROPOSED PLACEMENT

Completion of the A share Share Exchange

Guotai Junan Securities received the custodian certificate from China Securities Depository and Clearing Corporation Limited on 13 March 2025 (the “Custodian Certificate”), which states, among others, that the A share Share Exchange has been completed on 13 March 2025. 9,654,631,180 Haitong A Shares held by Haitong A Shareholders have been exchanged into 5,985,871,332 Guotai Junan A Shares at the Exchange Ratio.

Completion of the Proposed Placement

Guotai Junan Securities received the Custodian Certificate, which states, among others, that the issuance of 626,174,076 Placement A Shares to the Subscriber under the Proposed Placement has been completed on 13 March 2025. Guotai Junan Securities received net proceeds (after deducting relevant expenses in relation to the Proposed Placement) of approximately RMB9,984.8 million from the Proposed Placement. On this basis, the net price per Placement A Share is approximately RMB15.95.

Timeline for events subsequent to the completion of the A share Share Exchange

Event		Date/Expected Date(1)(2)
(a)	Completion of the A share Share Exchange	Thursday, 13 March 2025
(b)	Publication of this announcement by Guotai Junan Securities regarding the completion of A share Share Exchange and the completion of the Proposed Placement
(a)	Cancellation of all Haitong H Shares	Friday, 14 March 2025(1)
(b)	Completion of the H share Share Exchange (the “H Share Share- Exchange Date”)
(c)	Issue of Guotai Junan H Shares, update of the register of Guotai Junan H Shareholders and despatch of the Guotai Junan H Share share certificates to Haitong Share-Exchange Shareholders who hold Haitong H Shares as at the record date of the H share Share- Exchange (the “H Share Share-Exchange Record Date”) (3)
(d)	Publication of announcement by Guotai Junan Securities regarding the completion of the H share Share Exchange
Commencement of dealings of the Guotai Junan H Shares issued under the Share Exchange on the Hong Kong Stock Exchange and the Guotai Junan A Shares issued under the Share Exchange and the Proposed Placement on the SSE		Monday, 17 March 2025(1)

Notes:

(1).	Dates and timeline above are indicative and for reference only and may be subject to change. Further announcement(s) will be made as and when appropriate.

(2).	Date of publication of announcement indicated in the timeline above refers to the date when the announcement made by Guotai Junan Securities is published on the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The date of issue of announcement as indicated under the “Indicative Timeline for Implementation of the Share Exchange” in the Joint Announcement refers to the date of the announcement made by Guotai Junan Securities in respect of the A shares on the website of SSE, which is one day after the date of publication of the announcement on the website of the Hong Kong Stock Exchange as indicated in the timeline above.

(3).	For the avoidance of doubt, the share certificates for Guotai Junan H Shares to be issued under the Share Exchange will be posted by ordinary post to the Haitong Share-Exchange Shareholders who hold Haitong H Shares in their own names as at the H Share Share-Exchange Record Date without them taking any action on the H Share Share-Exchange Date at their own risk.

By order of the board of
Guotai Junan Securities Co., Ltd.
Mr. Zhu Jian
Chairman

Shanghai, the PRC

13 March 2025

As at the date of this announcement, the executive directors of Guotai Junan Securities are Mr. ZHU Jian and Mr. LI Junjie; the non-executive directors of Guotai Junan Securities are Mr. LIU Xinyi, Ms. GUAN Wei, Mr. ZHONG Maojun, Mr. CHEN Hua, Mr. SUN Minghui, Mr. ZHANG Manhua, Mr. WANG Tao and Mr. CHEN Yijiang; and the independent non-executive directors of Guotai Junan Securities are Mr. DING Wei, Mr. LI Renjie, Mr. BAI Wei, Mr. WANG Guogang, Mr. YIM, Chi Hung Henry and Mr. PU Yonghao.

The directors of Guotai Junan Securities jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

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